UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 29, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESULTS OF THE 2010 ANNUAL GENERAL MEETING HELD ON 29 JUNE 2011

The Board announces the results of the AGM held in Shanghai, the PRC on Wednesday, 29 June 2011.

Reference is made to the notice dated 12 May 2011 (the “Notice”) and the supplemental notice dated 14 June 2011 (the “Supplemental Notice”) regarding the 2010 annual general meeting (the “AGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Wednesday, 29 June 2011. Terms defined in the Notice and the Supplemental Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE AGM

The AGM was held at Shanghai International Airport Hotel（上海國際機場賓 館）, 2550 Hongqiao Road, Shanghai, the PRC on Wednesday, 29 June 2011. Shareholders representing 8,357,833,100 shares of the Company were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company. No Shareholder was required to vote only against any of the resolutions proposed at the AGM.

Each resolution proposed for approval at the AGM was taken by poll.

PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of shares represented by votes (Approximate %*)
	For	Against	Abstain
ORDINARY RESOLUTIONS
1. THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2010.	8,357,349,834 (99.99539%)	345,666 (0.00414%)	39,600 (0.00047%)
2. THAT, to consider and approve the report of the supervisory committee of the Company for the year 2010.	8,357,385,034 (99.99581%)	310,466 (0.00371%)	39,600 (0.00048%)
3. THAT, to consider and approve the audited financial statements and the auditors’ reports for the Company for the year 2010.	8,357,350,234 (99.99540%)	345,266 (0.00413%)	39,600 (0.00047%)
4. THAT, to consider and approve the Company’s profit distribution proposal for the year 2010.	8,357,297,184 (99.99359%)	447,266 (0.00535%)	88,650 (0.00106%)
5.  THAT, to consider and approve the re-appointments of PricewaterhouseCoopers,  Zhong Tian CPAs Limited Company as the Company’s  PRC domestic auditors for the financial year ending 31 December 2011 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2011, and to authorise the Board to determine their remuneration.
	8,357,345,484 (99.99417%)	450,716 (0.00539%)	36,900 (0.00044%)
6. THAT, to consider and approve by way of ordinary resolution (i) the issue (the “Bond Issue”) of offshore RMB denominated bonds (the “ RMB Bonds ”) by Eastern Air Overseas (Hong Kong) Corporation Limited (東航海 外(香港)有限公司)(“CEA Hong Kong”), a wholly-owned subsidiary of the Company and (ii) the provision of guarantee by the Company in respect of the Bond Issue by CEA Hong Kong; and to authorize the President of the Company to deal with all relevant matters in relation to the Bond Issue.	8,153,289,614 (99.74570%)	20,786,542 (0.25430%)	0

	Total number of shares represented by votes (Approximate %*)
	For	Against	Abstain
Particulars  of the Bonds Issue, if proceeded,  are as follows:

(a) Issuer                              :     CEA Hong Kong

(b) Guarantor                       :     the Company

(c) Aggregate                      :     not exceeding
principal                             RMB8,000,000,000
amount

(d) Maturity period             :     up to 5 years

(e) Use of proceeds            :     corporate daily operation

(f) Summary of the proposal :     the issue of the RMB Bonds in a single series or multiple series depending on market conditions

(g) Scope of guarantee       :    principal  amount of the RMB Bonds  and  interests and expenses payable for enforcing the principal amount

(h) Term of  guarantee        :    subject  to  the  issuer  having satisfied  all  its  payment obligations  under  the  RMB Bonds,  the term of guarantee will end upon expiration of the maturity period in relation to the RMB Bonds

(i) Government approval   :     the matters referred  to in this resolution  are subject  to the approvals from the relevant PRC government authorities

7. THAT, to consider and elect Mr. Li Yangmin as a director of the sixth session of the Board with a term which would be the same as the current session of the Board; and to agree that Mr. Luo Chaogeng will cease to serve as a director of the Company due to old age with effect from the date, on which the new director is appointed by the Company.	8,172,508,690 (99.98082%)	1,567,466 (0.01918%)	0

	Total number of shares represented by votes (Approximate %*)
	For	Against	Abstain
8. THAT, to consider and elect Mr. Yu Faming as a supervisor of the sixth session of the supervisors committee of the Company (the “Supervisors Committee”) with a term which would be the same as the current session of the Supervisors Committee; and to agree that Ms. Liu Jiangbo will cease to serve as a supervisor of the Company due to old age with effect from the date, on which the new supervisor is appointed by the Company.	8,153,344,944 (99.74638%)	20,731,212 (0.25362%)	0
SPECIAL RESOLUTION
9.  THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)    the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares  (“ H  Shares ”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

  (ii)  such  mandate shall  not  extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period

  (ii)  the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and
	8,216,322,312 (98.30685%)	141,383,138 (1.69162%)	127,650 (0.00153%)

(iii)  the Board will only exercise its power  under  such  mandate  in accordance with the Company Law  of  the  PRC  and  the  Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws,  rules  and  regulations  of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory  Commission  and/or other relevant PRC government authorities are obtained.

(b)   for the purposes of this special resolution:

       “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)  the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)  the  expiration  of  the  12-month period following the passing of this special resolution; or

(iii)  the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)   contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

*	The percentage of voting is based on the total number of shares held by Shareholders present, in personor by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:  The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

RESIGNATION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

The Board announces that Mr. Li Yangmin has been appointed as a director of the Company, the chairman and a member of the Planning and Development Committee of the Company and a member of the Aviation Safety and Environment Committee of the Company, and Mr. Luo Chaogeng has ceased to serve as a director of the Company, the chairman and a member of the Planning and Development Committee of the Company and a member of the Aviation Safety and Environment Committee of the Company, each with effect from 29 June 2011 upon conclusion of the AGM.

The Board also announces that Mr. Yu Faming has been appointed as a supervisor of the Company and the chairman of the Supervisor Committee, and Ms. Liu Jiangbo has ceased to serve as a supervisor of the Company and the chairlady of the Supervisor Committee, each with effect from 29 June 2011 upon conclusion of the AGM.

Please refer to the Supplemental Notice for the biographical details of Mr. Li Yangmin and Mr. Yu Faming.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
29 June 2011